March 19, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Amendment No. 2 to Offering Statement on Form 1-A
Response to Comments
Amendment No. 2 Filed March 4, 2024, Comments Dated March 11, 2024
File No. 024-12395

Dear Ladies and Gentlemen:

AC Partners, Inc. (AC Partners) is submitting this correspondence in response to your comments on its Amendment No. 2 Submission to the Form 1-A Offering Statement. The comment letter presented one (1) comments. AC Partners has addressed the comment within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Comment 1: “We note your response to prior comment 1 and partially re-issue. We note that clause 6 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please revise the risk factor disclosure on page 6 to clearly disclose:

• enforceability under federal and state law;

• whether these provisions apply to claims under the federal securities laws; and

• whether purchasers of interests in a secondary transaction would be subject to these provisions..”

Response: The Subscription Agreement has been modified to eliminate the exclusive forum and jury trial waiver provision. The risk factors have been modified to address the modified Subscription Agreement.

Further notes and clarifications:

1.	AC Partners is filing for registration of a Blue Sky Offering in Florida and Georgia. AC Partners will not request for qualification of its offering until at least one of the Blue Sky Offerings are effective.
2.	AC Partners will request a no objections letter concerning the compensation arrangements prior to qualification.
3.	AC Partners acknowledges that the Company and its management are responsible for the actions and adequacy of their disclosures.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer